SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Benetton Group S.p.A.

(Exact name of Registrant)

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 30, 2005

Benetton Group

2005 first quarter report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share Capital: Euro 236,026,454.30 fully paid

Tax ID/Treviso Company register: 00193320264
Index		The Benetton Group
	3	Directors and other officers
	4	Financial highlights

	5	Directors' Report
Results for first quarter 2005
Significant events in the quarter
Outlook for the year

	6	Financial statements and related explanatory notes
Explanatory notes
	7	Consolidated Group results
-Consolidated statement of income with revenues and cost of sales reclassified
	8	-First quarter 2005
	11	-Consolidated balance sheet reclassified according to financial criteria
	13	-Financial situation - highlights
	15	-Statement of cash flow

The Benetton Group	Directors and other officers

Board of Directors

	Luciano Benetton (1)	Chairman

	Carlo Benetton	Deputy Chairman

	Silvano Cassano (2)	Managing Director

	Giuliana Benetton	Directors
Gilberto Benetton
Alessandro Benetton
Reginald Bartholomew
Luigi Arturo Bianchi
Giorgio Brunetti
Gianni Mion
Ulrich Weiss

	Pierluigi Bortolussi	Secretary to the Board

Board of Statutory Auditors
	Angelo Casò	Chairman

	Filippo Duodo	Auditors
Dino Sesani

	Antonio Cortellazzo	Alternate Auditors
Marco Leotta

Independent Auditors
PricewaterhouseCoopers S.p.A.

Powers granted

(1) Company representation and power to carry out any action that is consistent with the Company's purposes, except for those expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with limitation on some categories of action.

(2) Power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on values.

Financial highlights
	1st quarter		1st quarter				Year
Key operating data (millions of euro)	2005	%	2004	%	Change	%	2004	%
Net revenues	378	100.0	381	100.0	(3)	(0.8)	1,686	100.0
Cost of sales	214	56.5	210	55.1	4	1.7	929	55.1
Gross operating income	164	43.5	171	44.9	(7)	(3.8)	757	44.9
Income from operations	36	9.4	45	11.9	(9)	(21.5)	217	12.9
Ordinary income	30	8.0	40	10.4	(10)	(23.8)	194	11.5
Net income	23	6.1	28	7.3	(5)	(16.9)	123	7.3

Key financial data (millions of euro)	03.31.2005	12.31.2004	03.31.2004
Working capital	759	688	820
Assets due to be sold	6	8	8
Net capital employed	1,731	1,668	1,707
Net financial position	470	431	497
Shareholders' equity	1,255	1,230	1,204
Self-financing	59	312	68
Capital expenditures in tangible
and intangible fixed assets	23	152	21
Purchase of equity investments	-	22	15

Share and market data	03.31.2005	12.31.2004	03.31.2004
Shareholders' equity per share (euro)	6.91	6.77	6.63
Price at period end (euro)	7.46	9.74	8.65
Screen-based market: high (euro)	10.15	10.18	9.37
Screen-based market: low (euro)	7.46	8.33	8.33
Market capitalization (thousands of euro)	1,354,429	1,768,383	1,570,484
Average no. of shares outstanding (1)	181,558,811	181,558,811	181,558,811
Number of shares outstanding	181,558,811	181,558,811	181,558,811

(1) Net of treasury shares held during the period.

Number of personnel	03.31.2005	12.31.2004	03.31.2004
Total employees	7,276	7,424	6,922

Directors' Report Results for first quarter 2005

    Group net revenues for the first quarter of 2005 were 378 million euro compared with 381 million in the corresponding period of 2004. Casual sector sales amounted to 339 million euro, in line with the first quarter of 2004. Sports sector revenues were 16 million euro.

    Gross operating income was 43.5 per cent of sales, compared with 44.9 per cent in the same period of 2004.

    Income from operations was 36 million euro, 9.4% of revenues, compared with 11.9% in the corresponding period of 2004.

    Net income for the period was 23 million euro, compared with 28 million in the first quarter of 2004.

    Free cash flow in the first three months was 42 million euro negative (51 million euro in the same period of 2004).

    Group capital expenditure on tangible and intangible assets in the first quarter of 2005 amounted to 23 million euro compared with 21 million euro in the first quarter of 2004. The greater part of this expenditure, of around 15 million euro, was dedicated to the purchase, modernization and upgrading of properties for commercial use. Productive capital expenditure for the period amounted to 6 million euro and mainly related to plant and machinery in some Italian factories.

    The net financial position was 470 million euro, compared with 497 million as of March 31, 2004 and 431 million euro as of December 31, 2004. The change compared with year-end was mainly due to normal cyclical movements of working capital.

Significant events in the quarter

There were no significant events during the quarter, except for the co-option of the new independent director Giorgio Brunetti to replace Sergio De Simoi.

Outlook for the year

The Group has established an important policy of incentives for the network of partners, in line with the business model, with the objective of placing them in a condition to increase their investment capacity, to open new stores and to renew existing ones as well as to increase their competitive capacity in terms of price to the final customer.

On the commercial front, emphasis has been placed on development of some emerging markets, such as China and India, also through agreements with local large-scale retailers, for the opening of "store in store" facilities within large stores in the main cities. New initiatives also include the setting up of a new joint venture to manage and develop commercial activities in the Turkish market, which will be operational by the end of the first half of 2005.

At the same time, the Group is maintaining its strategic focus on policies of production and organizational efficiency, relative to the process of decentralization of production, completion of production cycles in overseas units and organizational cost reduction actions.

In this environment, consolidated revenues for 2005 are expected to be between 1,620 and 1,650 million euro, with EBIT between 9.5% and 10% of revenues. Net income of the order of 6% of revenues is forecast. The net financial position should improve further, to around 400 million euro, as a result of a positive free cash flow and net annual operative capital expenditure of 130 to 150 million euro, mostly targeted on development of the sales network.

Financial statements and related

explanatory notes

The first quarter directors' report has been prepared in accordance with the provisions of art. 82 of the Regulation approved by Consob resolution no. 11971 of May 14, 1999 to implement Legislative Decree no. 58 of February 24, 1998 relating to issuers.

Accounting policies and consolidation criteria used are in line with those adopted for the preparation of the 2004 annual financial statements. As already done by foreign subsidiaries, the Italian companies, with effect from January 1, 2005, are calculating depreciation on commercial buildings based on a useful life of 50 years instead of 33.

On the basis of changes to Regulation no. 11971/1999, following the coming into effect of E.U. regulation no. 1606/2002 (the so-called "IAS/IFRS Regulation") relating to the application of international accounting policies (IAS/IFRS), the Group has opted for the application of art. 82 bis, according to which "share issuers may prepare quarterly reports relative to the period commencing January 1, 2005, or a subsequent date, and which are approved by September 30, 2005, in accordance with the policies used in the previous year annual and consolidated financial statements".

Therefore the quarterly consolidated statement of income and balance sheet as of March 31, 2005 are shown in the same format as that used in the preparation of the Directors' report for 2004, in observance of other provisions of the same art. 82 bis.

The Group intends to adopt IAS/IFRS accounting principles as from the consolidated half-year report as of June 30, 2005.

The transition date, namely the opening date of the financial year prior to that of first-time adoption of IAS/IFRS, is January 1, 2004. The consolidated balance sheet as of that date is required to be adjusted on the basis of international accounting standards as if they had always been applied, with the exception of obligatory and optional concessions set out in IFRS 1.

For the purposes of adjusting the opening balance sheet at the transition date and of the consolidated financial statements to December 31, 2004, the Benetton Group will adopt the following options stated in IAS/IFRS for preparing the financial statements:

- in the balance sheet, assets and liabilities will be classified according the criterion which divides categories between "current" and "non-current";

- the statement of income will be classified based on the nature of costs.

As recommended by Consob resolution no. 14490 of April 14, 2005, the independent auditors will be given the task of performing a full audit of the balances in the reconciliation required by IFRS 1 (first adoption of International Financial Reporting Standards) and, therefore, of the values in consolidated shareholders' equity at the start and end of the previous year, as well as of the income statement for the same year, on the basis of the above-mentioned IAS/IFRS accounting policies.

In addition, instructions given for the accounting audit of the half-year report provide for further significant checks in the limited audit of IAS/IFRS income statement data relating to both the current half-year and the preceding one (to June 30, 2004 and June 30, 2005), as well as of IAS/IFRS balance sheet values at the end of the previous year and of the current half year (to December 31, 2004 and June 30, 2005).

The first annual financial statements of the Benetton Group that will be prepared in accordance with international accounting standards will be those for the year ending December 31, 2005.
Consolidated Group results

Consolidated statement of income with revenues and cost of sales reclassified as used in internal reporting

	1st quarter		1st quarter
(thousands of euro)	2005	%	2004	%	Change	%
Revenues	378,209	100.0	381,199	100.0	(2,990)	(0.8)

Cost of sales
Materials consumed	106,369	28.1	91,106	23.9	15,263	16.8
Payroll and related costs	20,621	5.5	23,966	6.3	(3,345)	(14.0)
Subcontract work	71,273	18.8	78,859	20.7	(7,586)	(9.6)
Industrial depreciation and amortization	5,211	1.4	5,687	1.5	(476)	(8.4)
Other manufacturing costs	10,285	2.7	10,567	2.7	(282)	(2.7)
	213,759	56.5	210,185	55.1	3,574	1.7

Gross operating income	164,450	43.5	171,014	44.9	(6,564)	(3.8)

Selling, general and administrative expenses
Distribution and transport	6,717	1.8	6,725	1.8	(8)	(0.1)
Sales commissions	15,663	4.1	18,222	4.8	(2,559)	(14.0)
Advertising and sponsorships	13,779	3.6	13,842	3.6	(63)	(0.5)
Payroll and related costs	30,837	8.2	28,700	7.5	2,137	7.4
Depreciation and amortization	20,129	5.3	18,842	5.0	1,287	6.8
Other expenses	41,756	11.1	39,370	10.3	2,386	6.1
	128,881	34.1	125,701	33.0	3,180	2.5

Income from operations	35,569	9.4	45,313	11.9	(9,744)	(21.5)

Other income/(expenses)
Net foreign currency hedging gains/(losses) and exchange rate differences
	314	0.1	133	0.0	181	n.s.
Financial income	5,263	1.4	5,869	1.5	(606)	(10.3)
Financial expenses	(10,893)	(2.9)	(11,599)	(3.0)	706	(6.1)
Other income/(expenses), net	(939)	(0.2)	(753)	(0.2)	(186)	24.7
	(6,255)	(1.6)	(6,350)	(1.7)	95	(1.5)

Income before taxes and minority interests
	29,314	7.8	38,963	10.2	(9,649)	(24.8)

Income taxes	6,692	1.8	11,397	3.0	(4,705)	(41.3)

Income before minority interests
	22,622	6.0	27,566	7.2	(4,944)	(17.9)

Loss attributable to minority interests	461	0.1	198	0.1	263	n.s.

Net income for the period	23,083	6.1	27,764	7.3	(4,681)	(16.9)

First quarter 2005

Revenues for the first quarter of 2005 were 378 million euro, compared with 381 million in the corresponding period of 2004. Casual sector sales amounted to 339 million euro, in line with the first quarter of 2004, thanks also to an increase in retail sales, resulting from the acquisition of new directly managed stores in the second half of 2004, and a different product mix.

In the sports sector, the net negative variation in revenues amounted to 4 million euro and resulted mainly from a 6 million euro reduction in sales of sportswear and a small increase in sports equipment revenues. Manufacturing revenues were maintained substantially in line with the first quarter of 2004.

Consolidated cost of sales was 214 million euro compared with 210 million in the corresponding period of 2004, rising from 55.1% of revenues to 56.5%, mainly influenced by the enriched product mix.

Group gross operating income was 164 million euro, 43.5% of revenues compared with 44.9% in the first quarter of 2004, with a reduction of around 7 million euro due to both the casual and sportswear businesses.

Selling, general and administrative costs, of 129 million euro, 34.1% of revenues, increased by around 3 million, equivalent to 2.5%, mainly due to expansion of the directly managed sales network. Variable distribution and transport costs were largely in line with the comparative period, in terms of both absolute value and as a percentage of revenues. Sales commissions reduced by 2.5 million euro, due mainly to transfer to the Group of agencies in Italy and Germany which were managed by third parties in the first quarter of 2004. Advertising and sponsorship expenses remained constant in terms of both absolute value and as a percentage of revenues.

Payroll costs increased by 7.4% as a result of the above-mentioned strengthening of the directly managed sales network in the second half of 2004, in particular in the German market.

Depreciation and amortization increased as a result of commercial investments made after the first quarter of 2004 and of costs arising from the early termination of a business lease contract which resulted in full depreciation and amortization of all costs associated with the activity.

Other expenses included general organizational expenses, net operating expenses and accruals.

General organizational costs reduced by 3.5% as a result of rationalization and cost reduction actions. Other operating income and expense were impacted by the increase in rental costs related to the sales network, increasing from 4% to 4.2% of revenues.

Although receipts from customers were satisfactory, increased provisions to the reserve for doubtful accounts were made in the period relative to a few specific accounts.

Income from operations was 36 million euro compared with 45 million in the first quarter of 2004, moving from 11.9% to 9.4% of revenues. This change was mainly caused by the reduction in gross operating income, as described above, and the increase in expenses due to expansion of the directly managed sales network.

There was no significant change in net exchange rate differences, nor in the percentage of net financial expense.

Net income was 23 million euro, 6.1% of revenues, compared with 28 million euro in the first quarter of 2004.

    Revenues by geographical area and business sector
(millions of euro)	Europe	%	The Americas	%	Asia	%	Rest of the world	%	1st quarter 2005	1st quarter 2004	Change%
Casual	271	88.1	24	99.4	43	97.3	1	55.1	339	339	0.1
Sportswear and equipment
	15	4.9	-	0.3	1	1.7	-	-	16	20	(20.3)
Manufacturing and other	22	7.0	-	0.3	-	1.0	1	44.9	23	22	2.8
Total 1st quarter 2005	308	100.0	24	100.0	44	100.0	2	100.0	378	381	(0.8)
Total 1st quarter 2004	319		21		40		1		381

As from 2005, sales in Turkey have been reclassified from Asia to Europe; as a result, 2004 values have also been adjusted in line with the new geographic grouping.

    Business sectors. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and decision-making by company management, and to supply accurate and relevant information about company performance to financial investors.

The business sectors are as follows:

- casual, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), including figures for the retail business as well as complementary products, such as accessories and footwear;

- sportswear and equipment, under the Playlife and Killer Loop brands; it also includes sales of equipment relating to production for third parties by a Group manufacturing company;

- manufacturing and other, composed mainly of sales of raw materials, semi-finished products and industrial services as well as of revenues and expenses from real estate activities.

    Casual sector results

	1st quarter		1st quarter
(millions of euro)	2005	%	2004	%	Change	%
Total sector revenues	339	100.0	339	100.0	-	0.1
Cost of sales	(183)	(53.9)	(179)	(52.7)	(4)	(2.4)
Gross operating income	156	46.1	160	47.3	(4)	(2.3)
Selling, general and administrative expenses	(122)	(36.1)	(117)	(34.6)	(5)	(4.5)
Income from operations	34	10.0	43	12.7	(9)	(21.0)

Casual sector revenues were in line with the corresponding period of 2004. Cost of sales increased in terms of both absolute value, from 179 to 183 million euro, and as a percentage of revenues, 53.9% compared with 52.7% in the first quarter of 2004; this was mainly due to an enrichment of product mix.

Gross operating income was 156 million euro compared with 160 million in the comparative period, moving from 47.3% to 46.1% of revenues.

Selling, general and administrative expenses increased by 4.5% compared with the first quarter of 2004; in particular, there were increases in payroll costs, depreciation and amortization and rental costs associated with the initiatives undertaken for the sales network. General organizational expenses reduced as a result of rationalization and cost reduction actions.

Income from operations moved from 12.7% to 10% of revenues as a result of the above changes.

    Sportswear and equipment sector results

	1st quarter		1st quarter
(millions of euro)	2005	%	2004	%	Change	%
Total sector revenues	16	100.0	20	100.0	(4)	(20.3)
Cost of sales	(11)	(68.5)	(13)	(64.9)	2	15.9
Gross operating income	5	31.5	7	35.1	(2)	(28.5)
Selling, general and administrative expenses	(3)	(21.6)	(5)	(23.7)	2	27.6
Income from operations	2	9.9	2	11.4	(0)	(30.5)

The change in revenues for this sector was entirely due to the reduction in sportswear sales; in fact, sales for this area were 10 million euro compared with 16 million in the first quarter of 2004, with a reduction of 6 million euro.

Income from operations was 9.9% of revenues compared with 11.4% in the relative comparative period; the reduction was exclusively due to the contraction in gross operating income as explained above, while selling, general and administrative expenses reduced in both absolute and percentage terms.

    Manufacturing and other sector results

	1st quarter	,	1st quarter	,
(millions of euro)	2005	%	2004	%	Change	%
Total sector revenues	23	100.0	22	100.0	1	2.8
Cost of sales	(20)	(87.8)	(18)	(83.9)	(2)	(7.6)
Gross operating income	3	12.2	4	16.1	(1)	(22.3)
Selling, general and administrative expenses	(3)	(12.1)	(4)	(15.9)	1	22.2
Income from operations	0	0.1	0	0.2	(0)	n.s.

Manufacturing sector sales to third parties were in line with the first quarter of 2004. Due to the increase in the cost of sales in both absolute and percentage terms, gross operating income moved from 4 million to 3 million euro, causing the percentage of revenues to move from 16.1% to 12.2%. Also in this sector, there was a reduction in selling, general and administrative expenses. Income from operations, substantially breakeven, was in line with the first quarter of 2004.
Consolidated balance sheet reclassified according to financial criteria

(thousands of euro)
Assets	03.31.2005	12.31.2004	03.31.2004
Current assets
Cash and banks	173,137	260,196	283,386
Marketable securities	158,442	117,879	27,539
Differentials on forward transactions	10,818	6,857	9,834
Short-term financial receivables	7,986	9,167	16,302
	350,383	394,099	337,061

Accounts receivable
Trade receivables	792,998	755,082	859,351
Other receivables	233,656	249,328	276,136
less - Reserve for doubtful accounts	(99,312)	(97,642)	(99,412)
	927,342	906,768	1,036,075

Assets due to be sold	5,640	7,840	8,356
Inventories	285,089	255,436	263,682
Accrued income and prepaid expenses	12,827	13,367	14,875
	303,556	276,643	286,913
Total current assets	1,581,281	1,577,510	1,660,049

Financial fixed assets
Equity investments	5,201	5,116	17,880
Securities held as fixed assets	223	223	9
Guarantee deposits	16,770	16,715	16,337
Medium/long-term financial receivables	24,694	28,273	30,292
Other non-current receivables	48,378	44,436	8,069
Total financial fixed assets	95,266	94,763	72,587

Tangible fixed assets
Real estate	708,432	703,449	646,310
Plant, machinery and equipment	313,356	305,636	339,964
Office furniture, furnishings and electronic equipment	113,993	112,655	101,300
Vehicles and aircraft	22,346	22,366	22,838
Assets under construction and advances for tangible fixed assets	3,427	3,724	15,772
Assets acquired through finance leases	13,275	13,259	17,627
less - Accumulated depreciation	(431,746)	(419,293)	(421,898)
Total tangible fixed assets	743,083	741,796	721,913

Intangible fixed assets
Licenses, trademarks and industrial patents	24,090	25,041	26,960
Deferred charges	181,984	184,392	192,759
Total intangible fixed assets	206,074	209,433	219,719
TOTAL ASSETS	2,625,704	2,623,502	2,674,268

(thousands of euro)
Liabilities and Shareholders' equity	03.31.2005	12.31.2004	03.31.2004
Current liabilities
Due to banks	11,105	19,924	24,429
Bonds	300,000	300,000	-
Short-term loans	6,993	4,985	7,902
Current portion of medium/long-term loans	841	1,101	1,320
Current portion of lease financing	6,071	6,007	6,243
Trade payables	284,342	284,011	291,474
Other payables, accrued expenses and deferred income	77,948	93,422	77,946
Reserve for income taxes	15,524	14,113	130,517
Total current liabilities	702,824	723,563	539,831

Medium/long-term liabilities
Bonds	-	-	300,000
Medium/long-term loans,
net of current portion	500,946	501,180	501,765
Other medium/long-term liabilities	42,267	41,343	8,135
Lease financing	16,206	17,748	22,753
Reserve for employee termination indemnities	50,054	51,518	49,296
Other reserves	51,680	50,990	42,267
Total medium/long-term liabilities	661,153	662,779	924,216

Minority interests in consolidated subsidiaries	6,292	6,840	5,677

Shareholders' equity
Share Capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	21,452	22,058	22,058
Other reserves and retained earnings	916,267	790,211	859,205
Translation differences	2,033	2,377	2,917
Net income for the period	23,083	123,074	27,764
Total Shareholders' equity	1,255,435	1,230,320	1,204,544
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,625,704	2,623,502	2,674,268

Financial situation - highlights taken from internal reports
(millions of euro)	03.31.2005	12.31.2004	Change	03.31.2004
Working capital	759	688	71	820
Assets due to be sold	6	8	(2)	8
Total capital employed	1,731	1,668	63	1,707
Net financial position	470	431	39	497
Shareholders' equity	1,255	1,230	25	1,204
Minority interests	6	7	(1)	6

Compared with December 31, 2004, working capital increased by 71 million euro, mainly due to normal cyclical movements, with an increase in trade receivables and inventories partially offset by the reduction in trade payables. Assets due to be sold relate to a factory in the manufacturing sector, while those in the first quarter of 2004 related to the sports equipment sector.

The change in net capital employed, in addition to comments already made, was also due to the combined effect of the following factors:

- additions to tangible and intangible fixed assets as a result of capital expenditure totaling 23 million euro;

- depreciation, amortization and sales of fixed assets of 25 million and 1 million euro respectively;

- decrease in deferred tax assets of 5 million euro.

Compared with the first quarter of 2004, working capital improved, mainly due the reduction in receivables, while inventories increased, also as a result of the expansion of the directly managed sales network.

The net financial position was 470 million euro, increasing by 39 million euro compared with December 31, 2004, and was made up as follows:
(millions of euro)	03.31.2005	12.31.2004	03.31.2004
Current financial assets:
- Italian government securities and monetary funds and bonds	158	118	28
- bank deposits	95	141	181
- cash and ordinary current accounts	78	119	102
- other short-term financial receivables	19	16	26
Total current financial assets	350	394	337

Medium-term financial receivables	25	29	30
Total financial assets	375	423	367

Current financial liabilities:
- bond loan	(300)	(300)	-
- short-term financial payables	(18)	(25)	(33)
- current portion of medium-term debt	(1)	(1)	(1)
- current portion of amounts due to leasing companies	(6)	(6)	(6)
Total current financial liabilities	(325)	(332)	(40)

Medium-term financial payables:
- bond loan	-	-	(300)
- syndicated loan	(500)	(500)	(500)
- other medium-term loans	(4)	(4)	(2)
- due to leasing companies	(16)	(18)	(22)
Total medium-term financial payables	(520)	(522)	(824)
Total financial liabilities	(845)	(854)	(864)
Net financial position	(470)	(431)	(497)

Net short-term financial position	25	62	297
Net medium-term financial position	(495)	(493)	(794)
Net financial position	(470)	(431)	(497)

To provide better support for Group business cycles and to meet future commitments, on March 4, 2005, the Board of Directors authorized the management to negotiate a revolving line of credit for a maximum amount of 500 million euro and with a maximum duration of 5 years.

These financial resources, of 350 million euro as of March 31, 2005, will enable us to meet the maturity date in July 2005 of the 300 million euro bond loan, which places limitations on giving collateral security for new loans but does not require observance of any financial ratio ("financial covenants").

The syndicated loan of 500 million euro, maturing in July 2007, provides for compliance with two financial ratios that have to be calculated every six months based on the consolidated financial statements, namely:

- minimum ratio between EBITD (earnings before interest, tax and depreciation) and net financial charges of 2.5 times;

- maximum ratio between the net financial position and shareholders' equity of 1.

There are also limitations on significant business disposals and on the granting of collateral security for new loans.

Statement of cash flow
	1st quarter	1st quarter	Year
(millions of euro)	2005	2004	2004
Cash flow from operating activities	(20)	(21)	269
Net operating capital expenditure	(22)	(15)	(69)
Change in financial fixed assets	-	(15)	(23)
Free cash flow	(42)	(51)	177
Payment of dividends	(0)	-	(69)
Payment of substitute tax	-	-	(125)
Disposal of the sports equipment sector	-	27	50
Net financial (requirements)/surplus	(42)	(24)	33

The negative cash flow from operating activities was substantially in line with the first quarter of 2004, while free cash flow was 42 million euro compared with 51 million in the first quarter of 2004, although net operating investments were higher.
Corporate information	Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
tel +39 0422 519111

Legal data
Share Capital: Euro 236,026,454.30 fully paid
R.E.A. (register of Commerce) no. 84146
Tax ID/Treviso Company register no. 00193320264

Media & communications department
e-mail: press@benetton.it
tel +39 0422 519036
fax +39 0422 519930

Investor relations
e-mail: invrel@benetton.it investor@benetton.it
tel +39 0422 519412
fax +39 0422 519740
TV Conference +39 0422 510623/24/25

www.benettongroup.com